SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Amendment No. 2)

Under the Securities Exchange Act of 1934

Composite Technology Corporation

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

204615108

(CUSIP Number)

C. William Arrington, 2071 North Main Street, Suite 3, Cedar City, UT 84720,  (435) 867-8131

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 21, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Amendment No. 6 to Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) C. William Arrington
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,932,728
	8	SHARED VOTING POWER N/A
	9	SOLE DISPOSITIVE POWER 15,932,728
	10	SHARED DISPOSITIVE POWER N/A
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,932,728
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
14		TYPE OF REPORTING PERSON* IN

Item 1. Security and Issuer

Item 1 is hereby amended and replaced with the following:

        Common stock, par value $0.001 per share (the “Common Stock”) of Composite Technology Corporation, a Nevada Corporation. The principal executive offices of the Issuer are located at 2026 McGaw Avenue, Irvine, CA 92614.

Item 2. Identity and Background

        Items 2(b) and 2(c) are hereby amended as and replaced with the following:

Item	2(b) The business address for Mr. Arrington is: c/o Western Atlantis Management Co., LLC 2071 North Main Street, Suite 3 Cedar City, UT 84720
Item	2(c) Mr. Arrington is Co-Chair of Sunvention USA, Inc., which is located at the address provided in Item 2(b).

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and replaced as follows:

Mr. Arrington is the beneficial owner and has the sole power to vote and sole dispositive power over 15,932,728 shares of Common Stock, which represents approximately 8.9% of the outstanding Common Stock of the Issuer, based on the 178,223,325 shares of Common Stock reported issued and outstanding by the Issuer as of September 6, 2006.

In November 2001, Mr. Arrington received options to purchase 635,216 shares of Common Stock of the Issuer in connection with Issuer’s reverse merger with Transmission Technology Corporation. Those options vested on March 31, 2002, expire on June 7, 2011, and have an exercise price of $0.3463 per share.

In 2005, Mr. Arrington pledged 6,000,000 shares of the Common Stock to Argyll Equities, LLC. In April of 2006, the United States District Court in and for the Western District of Texas, San Antonio Division, issued a preliminary injunction in the matter of Argyll Equities, LLC v. Charles William Arrington, ordering Mr. Arrington to sell sufficient shares of Common Stock to repay $4,000,000 to Argyll.

Argyll has informed Mr. Arrington that in May and June 2006 it sold 1,353,000 of the 6,000,000 pledged shares. Argyll subsequently informed Mr. Arrington that it had sold an additional 900,000 shares in July 2006. The litigation is continuing, and Mr. Arrington takes the position that he retains ownership of the remaining 3,747,000 shares of Common Stock, although they remain in possession of Argyll and additional shares may be sold under the court’s order.

In 2005, Mr. Arrington loaned 350,000 shares of Common Stock to a business associate to be used as collateral on a personal loan. The business associate used the shares as collateral for a loan that was different than agreed to by Mr. Arrington, and Mr. Arrington is informed that as a result of the loan’s default, the 350,000 shares of Common Stock were sold into the open market in June 2006 pursuant to resolution of litigation that arose from the default.

Between February 21, 2006, and March 2, 2006, Mr. Arrington sold 1,000,000 shares into the market for an aggregate of $1,227,659.59, or approximately $1.10 per share.

Between June 13, 2006, and June 29, 2006, Mr. Arrington sold 1,350,000 shares into the market for an aggregate of $1,486,566, or approximately $1.10 per share.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and replaced with the following:

See Item 5 concerning the 3,747,000 shares of Common Stock, over which Mr. Arrington claims ownership, that are the subject of litigation.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	September 7, 2006

/s/ C. William Arrington

C. William Arrington